                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
-------------------------------------------------------------------------------
                        (Title of Classes of Securities)


(1)  Series A TCI Group Common Stock:        87924V101
(2)  Series A Liberty Group Common Stock:    87924V507
(3)  Series B TCI Group Common Stock:        87924V200
(4)  Series B Liberty Group Common Stock:    87924V606
(5)  Class B Preferred Stock:                87924V309
-------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                AUGUST 25, 1997
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ].**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________

**  See discussion in Item 1 relating to prior Schedule 13G filing.

                                 Exhibit Index is on Page __

Cusip No. - Series A TCI Group Common Stock  87924V101
Cusip No. - Series A Liberty Group Common Stock  87924V507
Cusip No. - Series B TCI Group Common Stock  87924V200
Cusip No. - Series B Liberty Group Common Stock  87924V606
Cusip No. - Class B Preferred Stock  87924V309
_______________________________________________________________________________
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Dr. John C. Malone
_______________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group    (a)  [ ]
                                                              (b)  [ ]
_______________________________________________________________________________
     (3)  SEC Use Only
_______________________________________________________________________________
     (4)  Source of Funds
          OO
_______________________________________________________________________________
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)   [ ]
_______________________________________________________________________________
     (6)  Citizenship or Place of Organization
          U.S
_______________________________________________________________________________

                          (7)  Sole Voting Power           2,161,728 Shares of Series A TCI Group1
                                                           63,129,271 Shares of Series B TCI Group2,4
                                                           1,504,658 Shares of Series A Liberty Group3
                                                           8,627,395 Shares of Series B Liberty Group2,5
Number of                                                  289,800 Shares of Class B Preferred2
Shares Bene-                   _________________________________________________________________________
  ficially                (8)  Shared Voting Power         0 Shares
 Owned by                      _________________________________________________________________________
Each Report-              (9)  Sole Dispositive Power      2,161,728 Shares of Series A TCI Group1
ing Person                                                 63,129,271 Shares of Series B TCI Group2,4
With                                                       1,504,658  Shares of Series A Liberty Group3
                                                           8,627,395 Shares of Series B Liberty Group2,5
                                                           289,800 Shares of Class B Preferred2
                                _______________________________________________________________________
                          (10)  Shared Dispositive Power   0 Shares

________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

             2,161,278 Shares of Series A TCI Group1
             63,129,271 Shares of Series B TCI Group2,4
             1,504,658  Shares of Series A Liberty Group3
             8,627,395 Shares of Series B Liberty Group2,5
             289,800 Shares of Class B Preferred2
________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)6

             Series A TCI Group        less than 1%
             Series B TCI Group        76.1%
             Series A Liberty Group    less than 1%
             Series B Liberty Group    40.7%
             Class B Preferred         17.8%
________________________________________________________________________________
      (14) Type of Reporting Person
             IN

_________________________
1   Including the 161,728 shares of Series A TCI Group Stock beneficially owned by Dr. Malone, together with the additional 2,000,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 1,000,000 shares are currently exerciseable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

2   Includes, as applicable, 1,173,000 shares of Series B TCI Group Stock,
293,250 shares of Series B Liberty Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement)

3   Including the 754,658 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone, together with the additional 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 375,000 shares are currently exerciseable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

4   Includes 30,545,864 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999, and 11,500,000 shares and 2,795,000 shares, respectively, of Series B TCI Group Stock pledged as security for two loans. (See Item 6)

5   Includes 3,084,358 shares and 500,000 shares, respectively, of Series B
Liberty Group Stock pledged as security for two loans.  (See Item 6)

6   Each share of Series B TCI Group Stock and Series B Liberty Group Stock is
entitled to 10 votes per share and each share of Series A TCI Group Stock and Series A Liberty Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and class of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 37.4% of the voting power of the Issuer.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)


ITEM 1.  Security and the Issuer
         -----------------------

        Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

        (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

        (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

        (3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

        (4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock"); and

        (5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.


ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented by adding the following:

        Subject to a number of contingencies, on or about August 12, 1997, the Issuer commenced an offer to exchange (the "Exchange Offer") its shares of Series A TCI Ventures Group Common Stock for up to an aggregate of 188,661,300 shares of Series A TCI Group Stock and its shares of Series B TCI Ventures Group Common Stock for up to an aggregate of 16,266,400 shares of Series B TCI Group Stock. Dr. Malone has advised the Issuer of his desire to own substantially the same percentage equity and voting interests in the TCI Ventures Group Common Stock as he would own in the TCI Group Common Stock after giving effect to the Exchange Offer. Accordingly, Dr. Malone intends to tender at least 30% of his Series A TCI Group Stock and at least 30% of his Series B TCI Group Stock in the Exchange Offer. However, Dr. Malone reserves the right to tender a higher percentage of his Series A TCI Group Stock and his Series B TCI Group Stock to the extent he believes it may be necessary to achieve his above-referenced objective.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Statement is true, complete and correct.


August 25, 1997                         /s/ Dr. John C. Malone
                                        ----------------------
                                        Dr. John C. Malone